

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail
Ms. Gail E. Lehman
Chief Administrative Officer, Vice President of Human Resources,
   General Counsel and Corporate Secretary
Noranda Aluminum Holding Corporation
801 Crescent Centre Drive, Suite 600
Franklin, TN 37067

> **Re:** **Noranda Aluminum Holding Corporation**
> **Registration Statement on Form S-3**
> **Filed January 31, 2014**
> **File No. 333-193711**

Dear Ms. Lehman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the registration statement includes debt securities and guarantees that may be issued by the company or its wholly owned subsidiary, Noranda Aluminum Acquisition Corporation, and guarantees that may be issued by other subsidiaries. However, the indentures filed as exhibits do not contain guarantee provisions or the form of guarantee and the guarantors are not listed as parties to the indentures. Please note the full and unconditional guarantee requirements in Form S-3 General Instruction I.C and Rule 3-10 of Regulation S-X, and revise accordingly.

2. We note that you refer to convertible debt in the prospectus and that Section 2.03(a)(19) of both indentures provides that debt may be convertible into other securities of "the Company or any other Person." Please clarify the debt conversion features for both

issuers. For guidance, see our Compliance and Disclosure Interpretations (Securities Act Forms) Section 217.02, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Piland at (202) 551-3589 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Kathryn Gettles-Atwa, Esq.
        Wachtell, Lipton, Rosen & Katz